SEC FILE NUMBER
000-19672

CUSIP NUMBER
030111108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
American Superconductor Corporation

Full Name of Registrant
N/A

Former Name if Applicable

64 Jackson Road

Address of Principal Executive Office (Street and Number)
Devens, Massachusetts 01434

City, State and Zip Code

PART II — RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.
As previously announced, American Superconductor Corporation (the “Company”) identified errors in the recognition of revenue from shipments to certain of the Company’s customers in China during the second and third fiscal quarters of the fiscal year ended March 31, 2011. In addition, the Company did not properly reserve for accounts receivable balances that were uncollectible as of December 31, 2010. Therefore, the Company announced that the previously issued financial statements contained in the Company’s Quarterly Reports on Form 10-Q for the periods ended September 30, 2010 and December 31, 2010 should no longer be relied upon. Additional information about the errors is contained in the Company’s Current Report on Form 8-K filed on July 11, 2011.
The Company has substantially completed its review of the above transactions but requires additional time to finalize its financial statements for the periods ended September 30, 2010, December 31, 2010 and March 31, 2011. The Company intends to file restated financial statements for the fiscal quarters ended September 30, 2010 and December 31, 2010 and its financial statements for the fiscal year ended March 31, 2011 (collectively, the “Fiscal 2010 Financial Statements”) as soon as practicable.
Because preparation of the Fiscal 2010 Financial Statements is not yet complete, the Company is unable to prepare its financial statements for its first fiscal quarter ended June 30, 2011. Accordingly, the Company is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 (the “Form 10-Q”) by the August 9, 2011 filing deadline without unreasonable effort or expense. The Company expects to file the Form 10-Q as soon as practicable.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

David A. Henry	(978) 842-3000
(Name)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☑ No
As discussed above in Part III, the Company has been unable to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2011.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As discussed above in Part III, the Company is in the process of completing the preparation of its restated financial statements for the fiscal quarters ended September 30, 2010 and December 31, 2010 and its financial statements for the fiscal year ended March 31, 2011. Until those financial statements are completed, the Company is not able to complete its financial statements for the quarterly period ended June 30, 2011. These efforts include an evaluation of the impact of the errors and current business conditions on certain of the Company’s balance sheet accounts, including the valuation of inventory and goodwill, at September 30, 2010, December 31, 2010 and March 31, 2011. The Company currently expects to record material negative adjustments to inventory and goodwill for the year ended March 31, 2011. In addition, the Company expects that revenues for the first fiscal quarter ended June 30, 2011 will be less than $10 million, compared to $97.2 million for the first fiscal quarter ended June 30, 2010. Further, the Company expects a significant net loss for the first fiscal quarter ended June 30, 2011, compared to net income of $9.2 million for the first fiscal quarter ended June 30, 2010. The above estimates are preliminary and subject to change based, among other things, on the Company’s completion of the restatement of its financial statements discussed above and the audit of its financial statements for the year ended March 31, 2011.
Forward-Looking Statements
Any statements in this notification of late filing about future expectations, plans and prospects for the Company, including without limitation our expectations regarding results of operations for the quarterly period ended June 30, 2011, adjustments to its inventory and goodwill account balances and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” and similar expressions, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There are a number of important factors that could materially impact the value of our common stock or cause actual results to differ materially from those indicated by such forward-looking statements. Such factors include: we may be subject to additional unanticipated accounting, audit and internal control issues; we have a history of operating losses, and we may incur losses in the future; our operating results may fluctuate significantly from quarter to quarter and may fall below expectations in any particular fiscal quarter, including any expectations resulting from financial guidance issued by us; a significant portion of our revenues have been derived from a single customer, Sinovel, and any failure by this customer (or other customers) to honor contractual obligations to accept products or to pay for products may have a material adverse impact on our financial condition or results from operations; adverse changes in domestic and global economic conditions could adversely affect our business; changes in exchange rates could adversely affect our financial results; we may not realize all of the sales expected from our backlog of orders and contracts; we rely upon third party suppliers for the components and subassemblies of many of our products, making us vulnerable to supply shortages and price fluctuations; we may require significant additional funding and may be unable to raise capital when needed, which could force us to delay, reduce, or eliminate planned activities, including the planned acquisition of The Switch; failure to complete the planned acquisition of The Switch could harm our operating results and could cause our stock price to decline; completion of the planned acquisition of The Switch could present certain risks to our business; we may acquire additional complementary businesses or technologies that may require us to incur substantial costs for which we may never realize the anticipated benefits; we have been named as a party to purported stockholder class actions and a shareholder derivative complaints, and we may be named in additional litigation, all of which will require significant management time and attention and result in significant legal expenses and may result in an unfavorable outcome, which could have a material adverse effect on our business, operating results and financial condition; our common stock has experienced, and may continue to experience, significant market price and volume fluctuations, which may prevent our stockholders from selling our common stock at a profit and could lead to additional costly litigation against us that could further divert our management’s attention; if we fail to implement our business strategy, our financial performance could be harmed and our growth could slow or stop; our products face intense competition, which could limit our ability to acquire or retain customers; our international operations are subject to risks that we do not face in the United States, which could have an adverse effect on our operating results; we depend on sales to China, and global conditions could negatively affect our operating results or limit our ability to expand our operations outside of China; changes in China’s political, social, regulatory and economic environment may affect our financial performance; problems with product quality or product performance may cause us to incur warranty expenses and may damage our market reputation and prevent us from achieving increased sales and market share; our success in addressing the wind energy market is dependent on the manufacturers that license our designs; we have not manufactured our Amperium wire in commercial quantities, and a failure to manufacture our Amperium wire in commercial quantities at acceptable cost and quality levels would substantially limit our future revenue and profit potential; and our patents may not provide meaningful protection for our technology, which could result in us losing some or all of our market position. Reference is made to many of these factors and others in the “Risk Factors” section of the Company’s most recent quarterly or annual report filed with the Securities and Exchange Commission. In addition, any forward-looking statements included in this notification of late filing represent the Company’s expectations as of the date of this notification. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this notification.
American Superconductor Corporation
(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2011	By:	/s/ David A. Henry
David A. Henry
Senior Vice President and Chief Financial
Officer